# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AYTU BIOPHARMA, INC, CIK 0001385818
CUSIP: 054754858
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7900 East Union Avenue, Suite 920, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-25-001849
Filed by CIK 0001688522

## Reporting persons
- Philotimo Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Philotimo Focused Growth & Income Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kanen Wealth Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kanen David: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: AYTU BIOPHARMA, INC
Address of issuer's principal executive offices: 7900 East Union Avenue, Suite 920, Denver, CO 80237

## Item 2. Person Filing
Name of person filing:
This statement is filed by Philotimo Fund LP, a Delaware limited partnership ("Philotimo"), Philotimo Focused Growth & Income Fund, a series of World Funds Trust, a Delaware statutory trust ("PHLOX"), Kanen Wealth Management, LLC, a Florida limited liability company ("KWM"), and David L. Kanen. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

KWM is the general partner of Philotimo and the investment manager of PHLOX and certain separately managed accounts (the "Managed Accounts"). Mr. Kanen serves as the managing member of KWM. By virtue of these relationships, KWM and Mr. Kanen may be deemed to beneficially own the shares of Common Stock, par value $0.0001 per share (the "Shares"), of Aytu BioPharma, Inc (the "Issuer"), owned by each of Philotimo, PHLOX and the Managed Accounts.
Address of principal business office or, if none, residence: The principal business address of each of Philotimo, PHLOX, KWM and Mr. Kanen is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida 33073.
Citizenship: Philotimo is organized under the laws of the State of Delaware. PHLOX is a series of World Funds Trust, a statutory trust organized under the laws of the State of Delaware. KWM is organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on September 30, 2025:

(i) Philotimo beneficially owned 0 Shares;

(ii) PHLOX beneficially owned 0 Shares;

(iii) KWM beneficially owned 0 Shares, consisting of (a) the 0 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 0 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX, and (c) the 0 Shares held in the Managed Accounts, which KWM may be deemed to beneficially own as the investment manager of the Managed Accounts; and Mr. Kanen beneficially owned 0 Shares, consisting of (a) the 0 Shares owned directly by Mr. Kanen, (b) the 0 Shares owned directly by Philotimo, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, (c) the 0 Shares owned directly by PHLOX, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, and (d) the 0 Shares held in the Managed Accounts, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM.

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 0 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 0% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Percent of class:
As of September 30, 2025, the Reporting Persons ceased to be beneficial owners of any Shares of Common Stock of the Issuer. As of the close of business on September 30, 2025:

(i) Philotimo beneficially owned approximately 0% of the outstanding Shares;

(ii) PHLOX beneficially owned approximately 0% of the outstanding Shares;

(iii) KWM beneficially owned approximately 0% of the outstanding Shares; and

(iv) Mr. Kanen beneficially owned approximately 0% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 5, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (11/12/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment adviser (11/12/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (11/12/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (11/12/2025)